Mail Stop 3561

February 27, 2006


Via U.S. Mail

Mr. Jirka Rysavy
Chief Executive Officer
Gaiam, Inc.
360 Interlocken Boulevard
Broomfield, Colorado 80021


	RE:	Gaiam, Inc.
		Form 10-K for the year ended December 31, 2004
		Filed March 3, 2005
		Form 10-Q for the quarter ended September 30, 2005
		Filed November 9, 2005
		File No. 0-27517

Dear Mr. Rysavy:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.





Quarterly Report on Form 10-Q for the quarter ended September 30,
2005

1. We note from your response to our prior comment 1 that you are revising your accounting treatment of the Good Times acquisition to properly reflect an asset purchase rather than a business combination. We further note that you will amend your 8-K/A filed November 29, 2005 and that your December 31, 2005 10-K will reflect the appropriate accounting treatment for the transaction. As you have determined that your accounting for the transaction with Good Times was in error, please also amend your September 30, 2005 10-Q to properly reflect the acquisition of assets rather than a business combination in your SEC filings.


*    *    *    *


As appropriate, please amend your September 30, 2005 10-Q and Form
8-
K/A and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Heather Tress at (202) 551-3624 or me at (202)
551-
3813 if you have questions.

Sincerely,



Linda Cvrkel
Branch Chief

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Mr. Jirka Rysavy
Gaiam, Inc.
February 27, 2006
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